UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File No.:  333-121660

(Check One):      |_| Form 10-K and Form 10-KSB   |_| Form 20-F   |_| Form 11-K    |X| Form 10-Q and Form 10-QSB   |_| Form N-SAR

For Period Ended: September 30, 2007

|__| Transition Report on Form 10-K
|__| Transition Report on Form 20-F
|__| Transition Report on Form 11-K
|__| Transition Report on Form 10-Q
|__| Transition Report on Form N-SAR

For the Transition Period Ended: ______________________

Read instruction (on back page) Before Preparing Form.  Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

nCoat, Inc.

Full Name of Registrant

Former Name if Applicable

7237 Pace Drive

Address of Principal Executive Office (Street and Number

Whitsett, NC 27377

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE RESPONSE

State below in reasonable detail the reasons why Form 10-K and 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Registrant's Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 2007, could not be filed without unreasonable effort or expense within the prescribed time period  because management requires additional time to compile and verify the data required to be included in the report.  The report will be filed within five days of the date the original report was due.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

James C. Dodd	(336)	447-2000
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic  reports  required under section 13 or 15(d)of the  Securities  Exchange  Act of 1934 or section 30 of the  Investment Company Act of 1940 during the  preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

|X| Yes |_| No

(3)
Is it anticipated that any significant  change in results of operations from  the  corresponding  period  for  the  last  fiscal  year  will be reflected  by the  earnings  statements  to be  included in the subject report or portion thereof?

|_| Yes |X| No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively,  and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

nCoat, Inc.
(Name of Registrant as specified in charter)

has  caused  this  notification  to be  signed  on  its  behalf  by the undersigned thereunto duly authorized.

Dated: November 14, 2007	By:	/s/ James C. Dodd
James C. Dodd
Chief Financial Officer